SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

TranS1, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89385X 105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages
Exhibit Index on Page 12

CUSIP NO. 89385X 105	13 G	Page 2 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VI, L.P. (“DV VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,236,272 shares, except that Delphi Management Partners VI, L.L.C. (“DMP VI”), the general partner of DV VI, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,236,272 shares, except that DMP VI, the general partner of DV VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105	13 G	Page 3 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VI, L.P. (“DBI VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105	13 G	Page 4 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 89385X 105	13 G	Page 5 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Bochnowski is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Bochnowski is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 6 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Douglass is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Douglass is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 7 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Maroney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Maroney is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Maroney is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 8 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas A. Roeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,000 shares
6

SHARED VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Roeder is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 22,000 shares
8

SHARED DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Roeder is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 9 of 14 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deepika R. Pakianathan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500 shares
6

SHARED VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Pakianathan is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 500 shares
8

SHARED DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Pakianathan is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,134
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 10 of 14 Pages

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Delphi Ventures VI, L.P., a Delaware limited partnership (“DV VI”), Delphi BioInvestments VI, L.P., a Delaware limited partnership (“DBI VI”), Delphi Management Partners VI, L.L.C., a Delaware limited liability company (“DMP VI”) and the general partner of DV VI and DBI VI, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VI.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”  Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.

OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2008:

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 89385X 105	13 G	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2009

Entities: DELPHI MANAGEMENT PARTNERS VI, L.L.C. DELPHI VENTURES VI, L.P. DELPHI BIOINVESTMENTS VI, L.P.	By: /s/ Douglas A. Roeder Douglas A. Roeder, Attorney-in-fact for above-listed entities
Individuals: James J. Bochnowski David L. Douglass John F. Maroney Douglas A. Roeder Deepika R. Pakianathan, Ph.D.	By: /s/ Douglas A. Roeder Douglas A. Roeder, Attorney-in-fact for above-listed individuals

CUSIP NO. 89385X 105	13 G	Page 12 of 14 Pages

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	13
Exhibit B: Power of Attorney	14

CUSIP NO. 89385X 105	13 G	Page 13 of 14 Pages

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of TranS1, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 89385X 105	13 G	Page 14 of 14 Pages

EXHIBIT B

Power of Attorney

Douglas Roeder has signed this Schedule 13G as Attorney-In-Fact.  Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.